December 17, 2013

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sagent Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-35144

Dear Mr. Rosenberg:

We are in receipt of the letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) to Jonathon M. Singer, Executive Vice President and Chief Financial Officer of Sagent Pharmaceuticals, Inc. (the “Company”), dated December 13, 2013, regarding the above-referenced filing. As discussed with the Staff on December 16, 2013, we intend to submit our response letter no later than January 10, 2014.

Please contact me at (847) 908-1605 if you have any questions or need further information.

Sincerely,

/s/ Jonathon M. Singer
Jonathon M. Singer
Executive Vice President and Chief Financial Officer